Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco on September 29, 2026.

Additional Information and Where to Find It

Evernorth filed with the SEC a registration statement on Form S-4 (the "Registration Statement"), which has been declared effective, in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement was declared effective on August 27, 2026, and the definitive proxy statement and other relevant documents were mailed to shareholders of Armada II as of the close of business of Record Date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. Investors and security holders are also able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.